

Mail Stop 3561

May 3, 2018

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

   Re: **Airborne Wireless Network**
       Amendment No. 8 to Registration Statement on Form S-1
       Filed May 3, 2018
       File No. 333-220295

Dear Mr. Warren:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2018 letter.

Calculation of Registration Fee

1. We understand that the exercise price of the shares of Series A convertible preferred stock issuable upon the exercise of the warrants included in the underwriters' units will equal 110% of the public offering price. Please tell us how you calculated the offering proceeds related to shares of Series A convertible preferred stock issuable upon the exercise of the warrants included in the underwriter's units reflected in the calculation of the registration fee table. It appears that you used an exercise price equal to 100% of the public offering price.

Michael J. Warren
Airborne Wireless Network
May 3, 2018
Page 2

Prospectus Cover Page

2. It appears that the total net proceeds, before expenses should be $7,360,000 rather than $1,360,000. Please revise or advise.

3. We note your disclosure that the offering also includes the shares of common stock issuable from time to time upon conversion of the Series A Convertible Preferred Stock. Please revise your registration statement to quantify the number of shares of common stock that you are registering. In doing do, please also tell us whether you are registering the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock issuable upon exercise of the Warrants included as part of the units. Please refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance.

4. We note disclosure throughout the prospectus that you have agreed to issue the underwriters warrants to purchase additional shares of Series A Convertible Preferred Stock and/or warrants to purchase shares of Series A Convertible Preferred Stock as part of an overallotment option.   We also note disclosure in the prospectus that you have agreed to issue the underwriters warrants to purchase additional Units equal to 8% of the Units sold in the offering as an overallotment option. Please revise the prospectus to clarify whether the overallotment option that you have granted to the underwriters includes both the purchase of additional Units as well as warrants to purchase shares of Series A Convertible Preferred Stock.

Use of Proceeds, page 22

5. Please tell us how you calculated the net proceeds of $7,920,000 from issuance and sale of 8,000 units in the offering after deducting estimated underwriting discounts and other offering expenses payable by you. In doing so, please tell us how you treated the $150,000 accountable expense allowance for certain underwriters' expenses disclosed on page 67 and the other expenses of the offering disclosed in Item 13.

Risk Factors

Exercise or conversion of warrants and convertible securities . . . ., page 15

6. We note your revised disclosure regarding the securities offered and the conversion terms of the Series A Convertible Preferred Stock. Please revise this risk factor and the disclosure elsewhere in the prospectus as appropriate to provide additional detail regarding the dilutive nature of any conversion of the Series A Convertible Stock that are included as part of the Units or issuable upon exercise of any of the series of warrants that are included as part of the Units.

Capitalization, page 22

7. It does not appear that you considered the expenses of the offering that should be offset against the proceeds of the offering or the repayment of outstanding convertible debt securities as disclosed in "Use of Proceeds" in computing "As Adjusted" cash and cash equivalents, total liabilities, common stock and additional paid-in capital amounts. Please revise.

Dilution, page 24

8. Please provide a schedule to show us how you calculated the as adjusted net tangible book value as of February 28, 2018, the increase in net tangible book value per share attributable to the sale of shares of common stock in this offering, and the as adjusted net tangible book value per share after this offering. In doing so, please consider the above comment regarding the capitalization table.

9. Please include a tabular presentation of the public contribution under the offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Please refer to Item 506 of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products